Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-101304

                                ACTIVISION, INC.

                            SUPPLEMENT TO PROSPECTUS

                              DATED AUGUST 5, 2003


     This Prospectus Supplement should be read in conjunction with the Prospectus dated August 5, 2003 (the "Prospectus"), which relates to the issuance from time to time, in one or more offerings, of up to $250,000,000 of any combination of certain securities, described in the Prospectus of Activision, Inc., in connection with our acquisition of the assets, business or securities of other companies whether by purchase, merger, or any other form of business combination.

     On January 19, 2005, we acquired Vicarious Visions, Inc. pursuant to an Agreement and Plan of Merger dated as of January 19, 2005 (the "Agreement") among Activision, Inc., Activision Publishing, Inc., VV Acquisition, Inc., Vicarious Visions, Inc. and certain principal shareholders of Vicarious Visions, Inc. In accordance with the Agreement and Plan of Merger, VV Acquisition (a wholly-owned subsidiary of Activision, Inc.) merged with and into Vicarious Visions, Inc., and as a result of the merger, Vicarious Visions became a wholly-owned subsidiary of Activision.

     Upon completion of the merger, each Vicarious Visions common shareholder received cash, and upon the achievement of certain criteria with respect to sales of certain video game products over a certain period time, each such common shareholder will receive his or her pro rata share of up to an aggregate of 263,716 shares of Activision common stock, par value $.000001 per share, as contingent consideration. On January 18, 2004, the closing sale price of our common stock as reported by Nasdaq was $22.23 per share, and the total value of the shares which may be distributed as contingent consideration is $5,268,508.64. Holders of options issued under the Vicarious Visions, Inc. 2001 Stock Option Plan only received cash upon completion of the merger.

     The dollar amount of Vicarious Visions, Inc.'s revenues and assets are not significant to our financial condition and results of operations, and the 263,716 shares that may be issued to Vicarious Visions, Inc.'s shareholders in this transaction, upon the achievement of certain sales targets, represents less than 1% of our issued and outstanding common stock.

     This prospectus supplement is not complete without, and may not be delivered or used, except in connection with, Activision's Prospectus dated August 5, 2003, including any amendments or supplements to that Prospectus.

                The date of this Prospectus is January 19, 2005.